SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/6/2010

1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management, and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
264,525

8. SHARED VOTING POWER
134,731

9. SOLE DISPOSITIVE POWER
399,256
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
399,256

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.51%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed April 29, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

ITEM 4.PURPOSE OF TRANSACTION.
The incorrect number of outstanding shares was used to calculate the reporting persons' percentage ownership in Amendment #3 filed December 2, 2010 to their schedule 13d because they did not account for the November 2010 tender offer, which reduced the number of outstanding shares to 8,849,916. As indicated in Item 5 below, sales made by the filing persons after December 2, 2010 actually reduced their beneficial ownership to less than 5% of the outstanding shares on December 6, 2010 (rather than on December 2, 2010 as incorrectly indicated in Amendment #3).


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on January 7, 2010 there were 11,212,000 shares of common stock outstanding as of October 31, 2009. However, per the tender offer Statement filed November 17, 2010, the number of outstanding shares was subsequently reduced to 8,849,916. The percentage set forth in this Item 5 was derived using such number. As of December 6, 2010, Bulldog Investors, Brooklyn Capital Management, and Andrew Dakos beneficially owned an aggregate of 399,256 shares of KEF or 4.51% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Dakos or with clients.

c) Since the last filing on 12/2/10 the following shares of KEF were sold:

DATE			SHARES		PRICE
12/02/10		18,800		11.9585
12/03/10		36,700		12.0379
12/06/10		25,100		12.0426
12/06/10		45,000		12.0400




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/11


By: /S/ Andrew Dakos
Name:   Andrew Dakos